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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                   KUPPER PARKER COMMUNICATIONS, INCORPORATED
                (formally Greenstone Roberts Advertising, Inc.)
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                  501273 10 E
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                                 (CUSIP Number)


                                  Bruce Kupper
                              8301 Maryland Avenue
                            Clayton, Missouri 63105
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                With a copy to:

                           Joseph S. von Kaenel, Esq.
                             Armstrong Teasdale LLP
                      One Metropolitan Square, Suite 2600
                           St. Louis, Missouri 63102


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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 501273 10 6             13D                        PAGE  2 OF  5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    BRUCE KUPPER
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,580,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,580,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,580,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,580,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 501273 10 6                13D                       Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER


This Schedule 13D relates to shares of common stock, $.01 par value per shares (the "Common Stock"), of Kupper Parker Communications, Incorporated (formerly Greenstone Roberts Advertising, Inc.), a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 8301 Maryland Avenue, Clayton, Missouri 63105.

ITEM 2. IDENTITY AND BACKGROUND


Bruce D. Kupper, an individual and US citizen ("Kupper"), is filing this
Schedule 13D on behalf of himself.

Kupper is the President and Chief Executive Officer of the Issuer. Kupper's business address, and the address of his employer, is 8301 Maryland Avenue, Clayton, Missouri 63105.

During the past five years, Kupper has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


Kupper obtained the Common Stock pursuant to the terms of an Agreement and Plan of Merger dated August 23, 2000 (the "Agreement") between the Issuer, which was previously known as Greenstone Roberts Advertising, Inc. ("Greenstone"), and Kupper Parker Communications, Inc. ("Old Kupper"). Pursuant to the Agreement effective September 29, 2000, Old Kupper was merged into Greenstone and Greenstone changed its name to Kupper Parker Communications, Incorporated. Kupper obtained his Common Stock in exchange for all of his stock in Old Kupper.

ITEM 4. PURPOSE OF TRANSACTION


As described in Item 3 above, Kupper obtained his Common Stock in connection with the merger of Old Kupper into the Issuer. The background and reasons for that merger are described in the Prospectus/Proxy Statement included in the Issuer's Registration Statement on From S-4 filed with the Securities and Exchange Commission on September 6, 2000 (File No. 333-44476).

In anticipation of the merger and new directors being appointed on the effective date of the merger, Anthony V. Curto, Thomas Hartman, Richard Projain and Victor Trizzino resigned as directors of the Issuer. On September 29, 2000 effective with the merger, Kupper, Mary DeHahn, John J. Rezich, S. Lee Kling and James A. Saitz became directors of the Issuer and Herman Fialkov resigned as a director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


Kupper is the beneficial owner of 1,580,500 shares of Common Stock, or approximately 26% of the shares of Common Stock outstanding. Kupper has the sole power to dispose of and vote the shares of Common Stock owned of record by him.

Kupper has not effected any transaction in the Common Stock (other than in connection with the transactions described herein) in the past 60 days.
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CUSIP No. 501273 10 6                13D                       Page 4 of 5 Pages

Kupper does not know of any person who has the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by him.

The percentage of shares of Common Stock outstanding reported as beneficially owned by each person herein on the date hereof is based upon the 5,992,227 shares of Common Stock outstanding as of October 2, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Agreement and Plan of Merger dated as of August 23, 2000, between the Issuer and Kupper Parker Communications, Incorporated (incorporated herein by reference to Annex A of the Prospectus/Proxy Statement included in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on September 6, 2000 (File No. 333-44476)).



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CUSIP No. 501273 10 6                13D                       Page 5 of 5 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



October 6, 2000                           By:      /s/ Bruce Kupper
                                              ----------------------------------
                                                   Bruce Kupper